Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
June 2, 2022
FILED VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-1004
Re: Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-28697 and 811-08243
Dear Sir or Madam:
On behalf of the Direxion Funds (the “Trust”), please find filed herewith Post-Effective Amendment No. 203 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), as amended (also filed as Amendment No. 204 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 203 is being filed for the purpose of changing the name, investment strategy and investment objective of the Direxion Monthly S&P 500® Bull 2X Fund, Direxion Monthly S&P 500® Bear 2X Fund, Direxion Monthly NASDAQ-100® Bull 2X Fund, Direxion Monthly Small Cap Bull 2X Fund, Direxion Monthly Small Cap Bear 2X Fund, Direxion Monthly 7-10 Year Treasury Bull 2X Fund, and the Direxion Monthly 7-10 Year Treasury Bear 2X Fund.
Pursuant to Rule 485(a)(1) of the 1933 Act, the Trust anticipates that this filing shall become effective 60 days after filing. At or before the 60-day effective date, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.
If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Stacy L. Fuller of K&L Gates at (202) 778-9475.
Sincerely,
DIREXION FUNDS
/s/ Angela Brickl
Secretary
Rafferty Asset Management, LLC